SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For September 2008

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2008, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated September 10, 2008, entitled "DEALING IN SECURITIES BY A DIRECTOR".

99.2   Release dated September 11, 2008, entitled "DEALING IN SECURITIES BY A DIRECTOR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: September 11, 2008   By: /s/ Themba Gwebu
                                                 Name: Themba Gwebu
                                                 Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROO
("DRDGOLD")

DEALING IN SECURITIES BY A DIRECTOR

In compliance with Rule 3.63 of the JSE Limited Listings Requirements, the following information regarding a transaction by a director in securities of DRDGOLD is disclosed:

Name of director:	Mr. Robert Peter Hume
Name of company of which he is a director:	DRDGOLD
Dates on which transaction was effected:	10 September 2008
Nature of transaction:	Purchase
Class of security:	Ordinary shares
Number of ordinary shares:	10 000
Average price per security:	R3.53
Total value of transaction:	R35 300
Nature of director`s interest:	Direct beneficial

In compliance with Rule 3.66 of the JSE Listings Requirements, prior clearance to deal in the above securities was obtained from the Chairman of the Board. The above trade was completed outside of a closed period.

Randburg
10 September 2008

Sponsor
QuestCo Sponsors (Pty) Limited

Exhibit 99.2

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

Issuer code: DUSM

Nasdaq trading symbol: DROO

("DRDGOLD")

DEALING IN SECURITIES BY A DIRECTOR

In compliance with Rule 3.63 of the JSE Limited Listings Requirements, the following information regarding a transaction by a director in securities of DRDGOLD is disclosed:

Name of director:	Mr. Robert Peter Hume
Name of company of which he is a director:	DRDGOLD
Dates on which transaction was effected:	10 September 2008
Nature of transaction:	Purchase
Class of security:	Ordinary shares
Number of ordinary shares:	25 000
Average price per security:	R3.51
Total value of transaction:	R87 750
Nature of director`s interest:	Indirect beneficial

In compliance with Rule 3.66 of the JSE Listings Requirements, prior clearance to deal in the above securities was obtained from the Chairman of the Board. The above trade was completed outside of a closed period.

Randburg

11 September 2008

Sponsor

QuestCo Sponsors (Pty) Limited